As filed with the Securities and Exchange Commission on March 28, 2011

Registration No. 333-168407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 9
TO
Form S-11
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

PREFERRED APARTMENT COMMUNITIES, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
(770) 818-4100

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

John A. Williams
PREFERRED APARTMENT COMMUNITIES, INC.
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
(770) 818-4100

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:

Peter M. Fass, Esq. James P. Gerkis, Esq. PROSKAUER ROSE LLP Eleven Times Square New York, New York 10036-8299 Tel: (212) 969-3000 Fax: (212) 969-2900	Leonard A. Silverstein, Esq. Jeffrey R. Sprain, Esq. PREFERRED APARTMENT COMMUNITIES, INC. 3625 Cumberland Boulevard, Suite 400 Atlanta, Georgia 30339 Tel: (770) 818-4100 Fax: (770) 818-4105	Thomas G. Voekler, Esq. Richard P. Cunningham, Esq. HIRSCHLER FLEISCHER, PC 2100 East Cary Street Richmond, Virginia 23223 Tel: (804) 771-9500 Fax: (804) 644-0957

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Common stock, $0.01 par value per share	$51,750,000	$3,208.50

(1)	Includes additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid $5,347.50 with the initial filing on July 30, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 9 to the Registration Statement on Form S-11 (File No.333-168407) is solely to file Exhibits 4.4, 4.5, 4.6, 10.16, 10.17 and 10.18 and to update the Exhibit Index accordingly. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution (assuming sale of maximum offering).

The following table sets forth the expenses (other than underwriting discounts and commissions) we will incur in connection with the issuance and distribution of the securities to be registered pursuant to this registration statement. All amounts other than the SEC registration fee and FINRA filing fee have been estimated.

SEC registration fee	$5,347.50
FINRA filing fee	$7,500.00
AMEX listing fee	$50,000.00
Printing and mailing expenses	$120,000.00
Blue sky filing fees and expenses	$10,000.00
Legal fees and expenses	$1,720,000.00
Accounting fees and expenses	$325,000.00
Transfer agent and escrow fees	$4,625.00
Miscellaneous	$757,527.50
Total	$3,000,000.00

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities

On January 26, 2010, certain of our affiliates acquired 33,333 shares of Class B Common Stock in a private placement at a price per share equal to $3.00 per share of Class B Common Stock and 3,333 shares of Class A Common Stock in a private placement at a price per share equal to $3.00 per share of Class A Common Stock. The gross proceeds we received from selling our Class A Common Stock and our Class B Common Stock in this offering were approximately $109,998. No sales commissions or other consideration was paid in connection with such sales, which were consummated without registration under the Securities Act in reliance upon the exemption from registration in Section 4(2) of the Securities Act as transactions not involving any public offering. Pursuant to a change in the designation of our shares of Class A Common Stock to common stock and a change of each of our issued and outstanding shares of Class B Common Stock to one issued and outstanding share of common stock, all effected through an amendment to our charter filed on February 22, 2011, NELL Partners now holds 36,666 shares of common stock.

Immediately prior to the closing of the underwritten offering, we will complete the irrevocable private placement offering to WOF of 500,000 shares of our common stock, without payment of underwriting discounts and commissions by us. The purchase price for the shares of common stock will be at a price per share equal to the public offering price per share of common stock. As the assumed offering price of $10.00 per share, we will receive total gross proceeds of $5 million. This sale was consummated without registration under the Securities Act in reliance upon the exemption from registration in Section 4(2) of the Securities Act as transactions not involving any public offering.

We have agreed to issue to International Assets Advisory, LLC, our financial advisor, the financial advisor warrant to purchase up to 150,000 shares of our common stock. If the financial advisor exercises this warrant, the purchase price for each share of common stock is expected to be $12.50 per share (125% of the assumed price per share of the common stock sold in the underwritten offering). Neither the warrant nor the underlying shares of common stock to be issued upon the exercise of the warrant will be registered. This sale was consummated without registration under the Securities Act in reliance upon the exemption from registration in Section 4(2) of the Securities Act as transactions not involving any public offering.

Item 34. Indemnification of Directors and Officers.

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to our stockholders and us for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services, or (ii) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The Maryland General Corporation Law allows directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in a proceeding unless the following can be established:

•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter requires us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer of the Company and at the request of the Company, serves or served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. With the approval of our board of directors, we may provide such indemnification and advance of expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company. This provision does not reduce the exposure of directors and officers to liability under federal or state securities laws, nor does it limit the stockholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us, although the equitable remedies may not be an effective remedy in some circumstances.

We also will agree to indemnify and hold harmless Preferred Apartment Advisors, LLC and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the management agreement. As a result, our stockholders and we may be entitled to a more limited right of action than they and we would otherwise have if these indemnification rights were not included in the management agreement.

The general effect to investors of any arrangement under which we agree to insure or indemnify any persons against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance or indemnification payments in excess of amounts covered by insurance. In addition, indemnification could reduce the legal remedies available to our stockholders and us against the officers and directors.

Following completion of the offerings, we may enter into indemnification agreements with each of our directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits

(a) Financial Statements:

The following documents are filed as part of this registration statement:

Preferred Apartment Communities, Inc., Consolidated Balance Sheet as of December 31, 2010, Consolidated Statement of Operations for the year ended December 31, 2010, Consolidated Statement of Cash Flows for the year ended December 31, 2010, Consolidated Statement of Shareholders' Equity for the year ended December 31, 2010, and Notes to Consolidated Financial Statements, dated as of December 31, 2010.

(b) Exhibits:

The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective by the SEC.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAMS

The table below presents information concerning the acquisition of properties from January 1, 2007 to December 31, 2010 by Williams Multifamily Acquisition Fund. No other programs have investment objectives similar to ours.

Property and Location	Type of Property	Number of Units	Closing Date	Mortgage Financing	Cash Investment (Equity)	Acquisition Cost	Other Cash Expenditures Expensed	Other Cash Expenditures Capitalized	Total Acquisition Cost
Vinings Corner, Atlanta, GA	Apartment	360	Apr-07	$27,580,000	$13,677,262	$41,257,262	$—	$—	$41,257,262
Mission Gate, Dallas, TX	Apartment	434	Apr-07	$26,400,000	$15,584,732	$41,984,732	$—	$—	$41,984,732
Lake Cameron, Raleigh, NC	Apartment	328	Apr-07	$17,500,000	$8,262,270	$25,762,270	$—	$—	$25,762,270
Matthews Reserve, Charlotte, NC	Apartment	212	Apr-07	$13,800,000	$5,927,050	$19,727,050	$—	$—	$19,727,050
McNeil Ranch, Austin, TX	Apartment	192	Apr-07	$12,250,000	$7,998,712	$20,248,712	$—	$—	$20,248,712
Central Park, Orlando, FL	Apartment	360	Apr-07	$22,355,000	$15,712,228	$38,067,228	$—	$—	$38,067,228
Ashford Park, Atlanta, GA	Apartment	408	Sep-07	$38,700,000	$20,208,406	$58,908,406	$—	$—	$58,908,406
City West, Orlando, FL	Apartment	300	Jan-08	$18,300,000	$10,811,298	$29,111,298	$—	$—	$29,111,298
St. Marin, Dallas, TX	Apartment	600	Apr-08	$40,977,607	$23,481,794	$64,459,401	$—	$—	$64,459,401

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Pre-Effective Amendment No. 9 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, State of Georgia, on the 28th day of March, 2011.

PREFERRED APARTMENT COMMUNITIES, INC.
By: /s/ John A. Williams Name: John A. Williams Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
By: /s/ John A. Williams John A. Williams	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2011
By: /s/ Michael J. Cronin Michael J. Cronin	Chief Accounting Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 28, 2011
By: /s/ Leonard A. Silverstein Leonard A. Silverstein	Executive Vice President, General Counsel, Secretary and Director	March 28, 2011
By: * Gary B. Coursey	Independent Director	March 28, 2011
*By: /s/ John A. Williams John A. Williams Attorney-in-fact

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
1.1(2)	Form of Underwriting Agreement.
3.1(2)	Articles of Amendment and Restatement of Preferred Apartment Communities, Inc.
3.2(2)	Third Amended and Restated By-laws of Preferred Apartment Communities, Inc.
4.1(2)	Second Amended and Restated Agreement of Limited Partnership of Preferred Apartment Communities Operating Partnership, L.P.
4.2(2)	Amended and Restated Subscription Agreement dated as of February 28, 2011, among Preferred Apartment Communities, Inc., Preferred Apartment Advisors, LLC, Preferred Apartment Communities Operating Partnership, L.P. and Williams Opportunity Fund, LLC
4.3(2)	Form of Registration Rights Agreement among Preferred Apartment Communities, Inc. and Williams Opportunity Fund, LLC
4.4	Second Amended and Restated Promissory Note given by Preferred Apartment Communities, Inc. to Williams Opportunity Fund, LLC, dated March 25, 2011
4.5	Second Amended and Restated Promissory Note given by Preferred Apartment Communities, Inc. to Williams Opportunity Fund, LLC, dated March 25, 2011
4.6	Second Amended and Restated Promissory Note given by Preferred Apartment Communities, Inc. to Williams Opportunity Fund, LLC, dated March 25, 2011
4.7(2)	Form of Warrant to Purchase up to 150,000 Shares of common stock given by Preferred Apartment Communities, Inc. to International Assets Advisory, LLC
5.1(2)	Opinion of Venable LLP
8.1(2)	Opinion of Proskauer Rose LLP as to tax matters.
10.1(2)	Second Amended and Restated Management Agreement, dated February 28, 2011, among Preferred Apartment Communities, Inc., Preferred Apartment Communities Operating Partnership, L.P. and Preferred Apartment Advisors, LLC
10.2(2)	The Company’s 2011 Stock Incentive Plan
10.3(2)	Trademark License and Assignment Agreement dated September 17, 2010, between Preferred Apartment Communities, Inc. and Preferred Apartment Advisors, LLC
10.4(2)	Contract of Purchase and Sale, dated September 29, 2010, between Preferred Apartment Communities, Inc. and Oxford Rise JV, LLC
10.5(2)	Contract of Purchase and Sale, dated September 29, 2010, between Preferred Apartment Communities, Inc. and Oxford Summit Partners, LLC
10.6(2)	Assignment and Assumption of Purchase and Sale Agreement, dated October 19, 2010, between Preferred Apartment Communities, Inc. and Preferred Apartment Communities Operating Partnership, L.P. (Oxford Rise)
10.7(2)	Assignment and Assumption of Purchase and Sale Agreement, dated October 19, 2010, between Preferred Apartment Communities, Inc. and Preferred Apartment Communities Operating Partnership, L.P. (Oxford Summit)
10.8(2)	Form of Intellectual Property Assignment and License Agreement between Preferred Apartment Advisors, LLC and Preferred Apartment Communities, Inc.
10.9(2)	Form of Restricted Stock Agreement pursuant to the Preferred Apartment Communities, Inc. 2010 Stock Incentive Plan

Exhibit No.	Description
10.10(2)	First Amendment to Purchase and Sale Agreement, dated December 14, 2010, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Rise Partners LLC and Williams Opportunity Fund, LLC (Oxford Rise)
10.11(2)	First Amendment to Purchase and Sale Agreement, dated December 14, 2010, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Summit Development, LLC, and Williams Realty Fund I, LLC (Oxford Summit)
10.12(2)	Second Amendment to Purchase and Sale Agreement, dated December 28, 2010, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Rise Partners LLC and Williams Opportunity Fund, LLC (Oxford Rise)
10.13(2)	Second Amendment to Purchase and Sale Agreement, dated December 28, 2010, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Summit Development, LLC, and Williams Realty Fund I, LLC (Oxford Summit)
10.14(2)	Third Amendment to Purchase and Sale Agreement, dated February 15, 2011, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Rise Partners LLC and Williams Opportunity Fund, LLC (Oxford Rise)
10.15(2)	Third Amendment to Purchase and Sale Agreement, dated February 15, 2011, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Summit Development, LLC and Williams Realty Fund I, LLC (Oxford Summit)
10.16	Fourth Amendment to Purchase and Sale Agreement, dated March 25, 2011, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Rise Partners LLC and Williams Opportunity Fund, LLC (Oxford Rise)
10.17	Fifth Amendment to Purchase and Sale Agreement, dated March 25, 2011, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Rise Partners LLC and Williams Opportunity Fund, LLC (Oxford Rise)
10.18	Fourth Amendment to Purchase and Sale Agreement, dated March 25, 2011, between Preferred Apartment Communities Operating Partnership, L.P., as assignee of Preferred Apartment Communities, Inc., and Oxford Summit Development, LLC and Williams Realty Fund I, LLC (Oxford Summit)
21(2)	Subsidiaries of Preferred Apartment Communities, Inc.
23.1(2)	Consent of PricewaterhouseCoopers LLP
23.2(2)	Consent of Venable LLP (included in Exhibit 5.1)
23.3(2)	Consent of Proskauer Rose LLP (included in Exhibit 8.1)
24(2)	Power of Attorney
99(2)	Amended and Restated Letter Agreement dated February 28, 2011, between Preferred Apartment Advisors, LLC and Williams Opportunity Fund, LLC
99.2(2)	Third Amended and Restated Letter Agreement, dated February 18, 2011, between Preferred Apartment Communities, Inc. and International Assets Advisory, LLC
99.3(2)	Consent of Daniel M. DuPree pursuant to Rule 438

Exhibit No.	Description
99.4(2)	Consent of Timothy A. Peterson pursuant to Rule 438
99.5(2)	Consent of Steve Bartkowski pursuant to Rule 438
99.6(2)	Consent of Gary B. Coursey pursuant to Rule 438
99.7(2)	Consent of Howard A. McLure pursuant to Rule 438
99.8(2)	Form of Lock-up Agreement with the Representative of the Underwriters

(1)	To be filed by amendment.
(2)	Previously filed.